Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

March 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason ETF Investment Trust
(File No. 811-23096)

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Elena Stojic of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), regarding the preliminary proxy statement filed by the Registrant on March 2, 2021. Following are the Staff’s comments with respect to the preliminary proxy statement and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Registrant’s governing documents. The Staff requested that the Registrant include specific citations in the response.

	Response:	The Registrant confirms that holding a meeting by means of remote communication is consistent with applicable state law and the Registrant’s governing documents. The Registrant is organized as a Maryland statutory trust. As a general matter, Section 2-503 of the Maryland General Corporation Law provides that, subject to the provisions of a corporation’s charter or by-laws, the board may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication. Section 12-306 of the Maryland General Corporation Law, which addresses Maryland statutory trusts, provides that, except as provided in the governing instrument of a statutory trust, meetings of beneficial owners of a Maryland statutory trust may be held at any place or by conference telephone or in any other manner by which all persons participating in the meeting may hear each other. Section 5.10 of the Bylaws of the Registrant provides that any meeting of shareholders may be held solely by means of remote communication.

2.	Comment:	The Staff requested that the Registrant advise whether any intentional changes to the meeting experience are contemplated when compared to an in-person meeting. For example, will shareholders be able to ask questions and make statements to the same extent as at an in-person meeting.

	Response:	The Registrant confirms that no intentional changes to the meeting experience are contemplated when compared to an in-person meeting, and notes that shareholders will be able to submit questions and statements to the meeting.

3.	Comment:	The Staff suggested that the Registrant consider providing a technical support number for shareholders to call if they need assistance in participating in the meeting by remote communication.

	Response:	The Registrant notes that a technical support for shareholders to call if they need assistance in participating in the meeting by remote communication is currently provided in the Notice of Special Meeting.

4.	Comment:	The Staff noted that on page 8 the current Board is defined as the “Existing Board” but elsewhere in the proxy statement the members of the current Board are referred to as the “Current Trustees.” The Staff requested that, if these terms are intended to mean the same thing, that they be defined consistently throughout the proxy statement and, if not, to define who the Current Trustees are.

	Response:	The Registrant will revise the disclosure on page 8 to clarify that the current Board is defined as either the “Existing Board” or the “Current Trustees.”

5.	Comment:	The Staff requested that, to the extent that the entire current Board is being replaced, to please discuss any plans or procedures in place to maintain risk oversight and appropriate handoff of Board duties and knowledge during the transition.

Response:

The Registrant will add the following disclosure to address the Staff’s comment:

“The Existing Board believes that, if the Nominees are elected by shareholders, there will be an appropriate transition of oversight of the Funds, including risk oversight, from the Existing Board to the Nominees as a result of, among other things, the meetings among the members of the Existing Board and the Nominees, and the continuity of each Fund’s manager, subadviser(s), other service providers and independent registered public accounting firm.”

6.	Comment:	The Staff requested that the Registrant disclose whether any new candidates were considered for nomination to the Board and explain why or why not.

Response:

The Registrants will add the following disclosure to address the Staff’s comment:

“As discussed above, the Nominees have been proposed in order to bring together the Funds and the Franklin Templeton ETFs under the oversight of a single Board, which the Existing Board believes may promote efficient oversight of the Funds and efficient use of resources by management. Accordingly, the nominating committee of the Existing Board did not consider candidates who are not currently serving on the board that oversees the Franklin Templeton ETFs for nomination to the Board.”

7.	Comment:	The Staff requested that the Registrant disclose whether the Board followed its typical nomination procedures in identifying the Nominees and, if not, explain why not.

	Response:	The Registrant will add the following statement to address the Staff’s comment: “In selecting and nominating the Nominees, the Existing Board followed its typical nomination procedures.”

8.	Comment:	The Staff requested that the Registrant briefly expand on the factors the Board considered relevant to their recommendations including, if applicable, diversity-related factors. The Staff referred to the Division of Corporation Finance Compliance and Disclosure Interpretation 116.11.

Response:

The Registrant will add the following disclosure to address the Staff’s comment:

“The Existing Board also considered the diversity of experience, skills and background of the individual Nominees in the context of the Proposed Board’s overall composition.”

9.	Comment:	The Staff requested that the Registrant clarify the percentage of audit related fees, tax fees and all other fees that were preapproved by the Audit Committee pursuant to 17 CFR 210.2-01(c)(7)(i)(C) as required by Item 9(e)(5)(ii) of Schedule 14A.

	Response:	The Registrant notes that the disclosure currently states in response to Item 9(e)(5)(ii) of Schedule 14A that “for each Fund’s two most recent fiscal years, there were no services rendered by PwC to the Funds for which the pre-approval requirement was waived.” The Registrant respectfully submits that no additional disclosure is required.

10.	Comment:	The Staff asked if the Existing Board has a retirement policy and if any such retirement policy was implicated in connection with the selection and nomination of the Proposed Board. If so, the Staff requested that the Registrant explain in correspondence with a view to disclosure.

Response:

The Registrant will add the following disclosure to address the Staff’s comment:

“The selection and nomination of each Nominee is consistent with the requirements of the Existing Board’s retirement policy.”

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz